September 20, 2006
VIA EDGAR AND HAND DELIVERY
John Cash, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Spectrum Sciences and Software Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-50373
Dear Mr. Cash,
We have reviewed your comments regarding our most recent 10-K filing. We have addressed the issues you have identified and provided explanatory text as requested to clarify our positions.
Form 10 —K for the fiscal year ended December 31, 2005
Note 2 — Summary of Significant Accounting Policies — Revenue Recognition, Page 24
1.	We note your response to the third bullet point to comment 3 from our previous comment letter dated July 24, 2006. Based on your response, it remains unclear to us that it is appropriate to account for any revenues from your Engineering Services segment using the percentage of completion methodology. As previously requested, please provide us with a detailed analysis of how the services performed by this segment fall into the scope of SOP 81-1, or tell us how these services should otherwise be recognized. In this regard, we note the example contract that you described as one that you account for under percentage of completion; however, based on your description of that example contract, including its length and the fact that it contains a deliverable report at the end, it appears that such contracts should be accounted for in accordance with SAB Topic 13A, and we struggle to understand how it would be appropriate to recognize any revenues from such contract prior to delivering your final report or receiving notice of cancellation and payment of fees from your customer. Please advise. If you no longer believe that these revenues should be recognized under the percentage of completion method, please confirm that you will revise your accounting for these revenues in the future, and provide us with an analysis demonstrating the impact on your 2005 results if you had accounted for these revenues under SAB topic 13A.

Response:

We recognize revenue on our long-term fixed price Engineering Services contracts under the percentage-of-completion methodology as outlined by SOP 81-1. SOP 81-1 requires several criteria be met in order to utilize this method of revenue recognition including:
•	In accordance with paragraph 12, “Binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications”

•	Per paragraph 13, the contracts included under the guidance include Contracts for services performed by architects, engineers, or architectural or engineering design firms.

•	Per paragraph 22, “....both the buyer and the seller (contractor) obtain enforceable rights. The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell rights to work-in-progress as the work progresses. This view is consistent with the contractor’s legal rights; he typically has no ownership claim to the work-in-progress but has lien rights”

•	Also in paragraph 22, “The buyer’s right to take over the work-in-progress at his option (usually with a penalty) provides additional evidence to support that view.”

•	In paragraph 23, the ability to make reasonably dependable estimates in order to assess the extent of progress to completion
SAB Topic 13A provides revenue recognition criteria that states “If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.” As our contracts fall under SOP 81-1, we are applying the revenue recognition criteria established therein and not applying SAB Topic 13A. As our contracts meet the criteria for applying the percentage-of-completion method, we believe that using that method fairly and accurately reflects the performance of our work under those contracts.

On average, we have approximately 10 contracts that we recognize revenue for under the percentage-of-completion methodology. These contracts are custom long term (4 — 12 month) services based contracts that require some type of deliverable. The definition and timeframe for the deliverable is detailed in our contracts and is not standard. Details of our deliverables on different types of contracts are detailed below.

Our environmental engineering contracts require periodic reports, both written and oral to our customer on an ongoing basis, as our findings have a direct impact on what follow-on procedures may be required. These reports would detail both the results and our analysis of our work to date. Other engineering services work requires detailed reports at completion based on the accumulation of our testing and analysis performed throughout the contract. The interim work we perform and our related findings and analysis performed during the contract provide the basis for that final report. The final report is typically a summary of our work and not a new product produced at the end.

All of the work we perform is executed in accordance with signed contracts with our customers that include the specifications provided by the customers. The terms of these contracts include a statement of work (a scope) that defines the services to be provided, the deliverables required and the timeframe in which both must be performed. Acceptance of this contract by us obligates us to perform the work as contracted or risk performance penalties up to and including contract revocation. If a contract is terminated for convenience or default (to date we have had none terminated for default) we are compensated for costs incurred as specified in the contract.

As specified in the contracts, the work we perform under our contracts is the property of our customer and our customer retains the right to any and all intellectual property, testing results and findings that we produce during the contract performance. This includes any in-progress activities during the contract term. On some of our contracts we receive interim progress payments as we progress but on others we only receive payment upon completion. The determination of the payment structure is based primarily on contract length, value, and type of service being delivered.

We have been performing contracts of this nature for 15 years and have considerable experience in estimating the time and effort required to complete these types of contracts. As we progress through a contract, we update our estimated costs to complete. We can estimate with substantial accuracy the costs to complete a given contract approximately one month into a contract.

Our contracts that use the percentage-of-completion revenue recognition methodology meet all of the above criteria.
We appreciate the feedback on our filings and welcome any guidance you can provide relative to improving our disclosure. If you have any questions regarding our response, you many contact myself or John Krobath, Controller, at 703-564-2967.
Sincerely,
Michael M. Megless
Vice President & Chief Financial Officer